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                                                   Filed by Cantel Medical Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company:  Minntech Corporation
                                               Commission File Number: 000-11278

                              CANTEL MEDICAL CORP.
                                 150 CLOVE ROAD
                         LITTLE FALLS, NEW JERSEY 07424
                                 (973) 890-7220



FOR IMMEDIATE RELEASE
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Contact: Richard E. Moyer
         Cameron Associates, Inc.
         Phone: 212-554-5466
         richard@cameronassoc.com


                      CANTEL AND MINNTECH SET SHAREHOLDERS
                        MEETING DATES TO APPROVE MERGER

         LITTLE FALLS, NEW JERSEY AND MINNEAPOLIS, MINNESOTA (July 24, 2001) ... CANTEL MEDICAL CORP. (NASDAQ NM:CNTL) and MINNTECH CORPORATION (NASDAQ NM:MNTX), today jointly announced that they will conduct shareholders meetings on Thursday, September 6, 2001 to approve the merger of Minntech and a wholly-owned subsidiary of Cantel, which was first announced on May 31, 2001.

         Cantel's meeting will be held at 10:00 AM EDT at the offices of Fried, Frank, Harris, Shriver & Jacobson in New York. Shareholders of record as of the close of business on July 24, 2001 will be eligible to cast their vote at the Cantel meeting.

         Minntech's meeting will be held at 9:00 AM CDT at 14550 28th Avenue N., Plymouth, MN, the offices of the company. Shareholders of record as of the close of business on July 24, 2001 will be eligible to cast their vote at the Minntech meeting.

          It is anticipated that the joint proxy statement/prospectus relating to the merger will be mailed to the respective shareholders of Cantel and Minntech on or about August 3, 2001, subject to final clearance by the Securities and Exchange Commission of the documents initially filed on July 3, 2001.


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Completion of the merger will take place shortly after the September 6 shareholder meetings, if shareholder approval is obtained.

         Cantel announced on May 31, 2001 that it had entered into a definitive agreement to acquire Minntech for $10.50 per share in cash and stock. Under the terms of the definitive merger agreement, each share of Minntech will be converted into the right to receive $6.25 in cash, and a fraction of a share of common stock of Cantel having a value of $4.25 (based on the average closing price of Cantel stock during a defined period ending shortly before the merger), subject to adjustment if Cantel's average closing stock price during that period is less than $15.00 or more than $28.89 per share.

         Cantel Medical Corp. is a healthcare company concentrating primarily in infection prevention and control products and diagnostic and therapeutic medical equipment. Through its United States subsidiary, MediVators, Inc., Cantel serves customers worldwide by designing, developing, manufacturing, marketing and distributing innovative products for the infection prevention and control industry. Through its Canadian subsidiary, Carsen Group Inc., Cantel markets and distributes medical equipment (including flexible and rigid endoscopes), precision instruments (including microscopes and high performance image analysis hardware and software) and industrial equipment (including remote visual inspection devices). Cantel's subsidiaries also provide technical maintenance services for their own products, as well as for certain competitors' products.

         Minntech Corporation, utilizing its proprietary core technologies in chemicals, hollow fibers, and electronics, has developed and currently markets a wide variety of medical device reprocessing and fluid filtration and separation products for the renal dialysis, medical device disinfection, cardiosurgery, pharmaceutical, biotechnology and semiconductor industries. Minntech is a world leader in renal dialyzer reprocessing, providing a broad product line that includes a reprocessing system and a sterilant that each command the largest market share in the U.S. in their respective categories. Over the years, Minntech has been granted over 155 patents on medical technologies, with 87 patent applications pending.

IMPORTANT INFORMATION: Investors are urged to read the proxy statement/prospectus when it becomes available, and any other relevant documents filed with the SEC, as they will contain important details on the proposed acquisition. (Investors can access documents filed with the SEC for free at the SEC's web site www.sec.gov.)
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Cantel and Minntech, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Cantel and Minntech in connection with the merger. Information about the directors and executive officers of Cantel and their ownership of Cantel stock is set forth in Cantel's Annual Report on Form 10-K for the fiscal year ended July 31, 2000 and in the joint proxy statement/prospectus. Information about the directors and executive officers of Minntech and their ownership of Minntech stock is set forth in Minntech's Annual Report on Form 10-K for the fiscal year ended March 31, 2001. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

            THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE ONLY PREDICTIONS, AND ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED. ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THE RISKS DETAILED IN CANTEL'S AND MINNTECH'S REPORTS AND STATEMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

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